PROTAGENIC THERAPEUTICS, INC.

149 Fifth Avenue

New York, New York 10010

April 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Protagenic Therapeutics, Inc.
Withdrawal of Request for Acceleration of Effectiveness of Registration Statement
Registration Statement on Form S-1 (SEC File No. 333-253006)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 21, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for April 22, 2021, at 5:00 p.m. Eastern Time. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

PROTAGENIC THERAPEUTICS, Inc.

By:	/s/ Garo Armen
Garo Armen
Executive Chairman

cc:	Dean M. Colucci, Esq.
Duane Morris LLP